FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INITIAL STATEMENT OF
                       BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                       Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person
         America Online, Inc.
         22000 AOL Way
         Dulles, Virginia  20166-9323

2.       Date of Event Requiring Statement (Month/Day/Year)
         November 23, 1998

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) 56-1322110

4.       Issuer Name and Ticker or Trading Symbol
         Netscape Communications Corporation (NSCP)

5. Relationship of Reporting Person(s) to Issuer (Check All Applicable) ( ) Director
         (X ) 10% Owner
         (  ) Officer (Give Title Below)
         (  ) Other (Specify Title Below)

6.       If Amendment, Date of Original (Month/Day/Year)

7.       Individual or Joint/Group Filing (Check Applicable Line)
         X    Form Filed By One Reporting Person
           _  Form Filed By More Than One Reporting Person


             Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security     2. Amount of Securities    3. Ownership Form Direct   4. Nature of Indirect
   (Instr. 4)               Beneficially Owned         (D) or Indirect (I)        Beneficial Ownership
                            (Instr. 4)                 (Instr. 5)                 (Instr. 4)

[TYPE ENTRIES HERE]


               Table II - Derivative Securities Beneficially Owned (i.e., Puts, Calls, Warrants, Options, Convertible Securities)

 1.  Title of Derivative Security (Instr. 4)
     Option to purchase Common Stock

 2.  Date Exercisable and Expiration Date (Month/Day/Year)
           (1)                      (2)
    --------------------    -------------------
      Date Exercisable        Expiration Date

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
     Common stock, par value $0.0001 per share               19,887,317
                     Title                          Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security
     $33.94

5.   Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)
     D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)


EXPLANATION OF RESPONSES:

     (1) As inducement for America Online, Inc. ("AOL") to enter into an Agreement and Plan of Merger (the "Merger Agreement")with Netscape Communications Corporation ("Netscape"), AOL and Netscape entered into a Stock Option Agreement (the "Option Agreement"), dated as of November 23, 1998, whereby Netscape granted to AOL the option to purchase shares of common stock of Netscape ("Netscape Common Stock") described in Table II above ("Option"). Upon the terms and subject to the conditions set forth in the Option Agreement, AOL may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: (i) the termination of the Merger Agreement if (a) the Board of Directors of Netscape does not, or resolves not to, recommend that Netscape's stockholders approve and adopt the Merger Agreement,
(b) the Board of Directors of Netscape makes, or resolves to make, any public recommendation (other than a recommendation of rejection) with respect to any Acquisition Proposal or (c) Netscape takes any action prohibited by the no-solicitation provisions of Section 7.1 of the Merger Agreement; and (ii) termination of the Merger Agreement if the requisite approval of the Merger Agreement by Netscape's stockholders is not obtained and (a) at or prior to Netscape's stockholders' meeting convened to approve the Merger Agreement an Acquisition Proposal shall have been publicly announced or disclosed and (b) within 6 months following such termination (1) a third party or group acquires Netscape Common Stock which results in such third party or group having beneficial ownership of 35% or more of the then outstanding Netscape Common Stock or (2) a sale, transfer or license (having a similar effect as a sale or transfer) of 35% or more of the fair market value of the assets of Netscape is consummated with a third party or group, other than in the ordinary course of business, or (3) a definitive agreement with respect to any transaction referred to in (1) or (2) is executed by Netscape.

     (2) The Option expires on the date which is one year from the occurrence of any Triggering Event if AOL does not provide written notice of exercise of the Option. In addition, the Option will terminate at the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement other than under circumstances whereby the Option is immediately or potentially (upon the occurrence of certain subsequent events as described in clause (ii)(b) of note (1) above) exercisable or (iii) the date which is six (6) months after termination of the Merger Agreement under circumstances whereby the Option is not immediately, but is potentially (upon the occurrence of certain subsequent events as described in clause (ii)(b) of note (1) above), exercisable, provided no Triggering Event has occurred.


    /s/James MacGuidwin                                   December 3, 1998
**  SIGNATURE OF REPORTING PERSON                               DATE


** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
    SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

    NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE